October 26, 2005

Mr. Cary D. Vandenberg
President and Chief Executive Officer
HPL Technologies, Inc.
2033 Gateway Place
Suite 400
San Jose, CA 95110

> **Re:** **HPL Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 29, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **Filed August 15, 2005**
> **File No. 000-32967**

Dear Mr. Vandenberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Kathleen Collins
Accounting Branch Chief